300 North LaSalle Street
Chicago, Illinois 60654

James S. Rowe To Call Writer Directly: (312) 862-2191 james.rowe@kirkland.com	(312) 862-2000 www.kirkland.com	Facsimile: (312) 862-2200
August 14, 2009
VIA EDGAR SUBMISSION AND OVERNIGHT DELIVERY
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Craig Arakawa Lily Dang Norman Gholson Laura Nicholson H. Roger Schwall

Re:	Horsehead Holding Corp.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed March 16, 2009
Form 10-Q for the Fiscal Quarter Ended March 31, 2009
Filed May 11, 2009
Schedule 14A Filed April 8, 2009
File No. 001-33658

Registration Statement on Form S-3 Originally Filed July 16, 2009 File No. 333-160625 & -01 to -03
Ladies and Gentlemen:
          Horsehead Holding Corp., a Delaware corporation (the “Company”), has today filed with the Securities and Exchange Commission (the “Commission”), pursuant to the requirements of the Securities Act of 1933, as amended, and Regulation S-T thereunder, an Amendment No. 1 to its Registration Statement on Form S-3 (the “Amendment”), including a new and revised Exhibit 5.1 opinion (the “Opinion”).
          On behalf of the Company, we are writing to respond to the comments raised in the letter from the staff of the Commission (the “Staff”) to the Company dated August 7, 2009. The

Hong Kong	London	Los Angeles	Munich	New York	Palo Alto	San Francisco	Washington, D.C.

Securities and Exchange Commission
August 14, 2009

responses below correspond to the captions and numbers of those comments (which are reproduced below). For your convenience, copies of the Amendment are enclosed, and have been marked to show changes from the Registration Statement originally filed with the Commission on July 16, 2009.
Form S-3 filed July 16, 2009
Exhibit 5.1, Opinion of Kirkland & Ellis LLP
1.	With regard to the limitations in the paragraph of the opinion beginning with the words “We express no opinion with respect to the enforceability of ...,” please obtain an explanation from counsel as to why they believe these limitations are necessary and appropriate. We may have further comments after reviewing counsel’s explanation.
     Response: We have removed the paragraph of the opinion beginning with the words “We express no opinion with respect to the enforceability of ...” Please see page 7 of the Opinion.
2.	Each time that you do a takedown of any of the securities from this shelf registration, you must file a “clean” opinion of counsel as an exhibit for any securities you are taking down. See Securities Act Rules Compliance and Disclosure Interpretation Question 212.05 (available on the SEC website at http://www.sec.gov/divisions/corpfin/guidance/securitiesactrules-interps.htm). Please confirm that you will file the appropriate clean opinions.
     Response: The Company hereby confirms that it will file, as an exhibit to a Current Report on Form 8-K or other document to be incorporated by reference to the Registration Statement or to a post-effective amendment thereto, an opinion of counsel at the time of any offering of securities that omits the assumptions included in the Opinion that are customarily not included in opinions issued at the time of a particular issuance of securities.
Form 10-Q for the Fiscal Quarter Ended March 31, 2009
Financial Statements
Note L — Subsequent Events
3.	We note you disclosed that on April 20, 2009 you signed a definitive agreement to acquire the EAF dust collection business of Envirosafe Services of Ohio, Inc. and that you expect to close the purchase during the second quarter of 2009. Please provide a status update including whether you have closed this transaction.

Securities and Exchange Commission
August 14, 2009

If you have closed this transaction, tell us why you have not filed Form 8-K pursuant to Item 2.01 of Form 8-K, also noting the financial statement requirements under Item 9.01 of Form 8-K. Additionally, please be sure to file all pertinent agreements as exhibits and provide an updated disclosure in your next Form 10-Q, including the total purchase price and all other key terms of the transaction.
     Response: The Company closed the purchase of the customer contracts related to Envirosafe Services of Ohio Inc.’s (“ESOI”) EAF dust collection business on June 1, 2009. The Company paid $3 million on the closing date with the balance of the purchase price to be paid in a series of annual fixed and quarterly variable payments through 2025. The net present value of these payments at June 30, 2009, discounted using rates of approximately 11.8% and 16.0% for the fixed and variable payments, respectively, was approximately $8.7 million. Upon signing the definitive agreement related to this acquisition, the Company analyzed this transaction to determine whether it would need to be disclosed on a Current Report on Form 8-K. The Company determined, in accordance with Instruction 4 of Item 2.01 of Form 8-K, that the acquisition would not need to be disclosed on a Current Report on Form 8-K since neither the net book value of such assets ($11.7 million) nor the amount paid for such assets ($11.7 million) exceeded 10% of the Company’s total assets on a consolidated basis as of March 31, 2009 ($327.4 million) and it did not otherwise involve a business that was significant pursuant to Item 11.01 of Regulation S-X. The Company provided disclosure of the purchase price and other key terms of this transaction in its most recent Quarterly Report on Form 10-Q filed on August 10, 2009. The Company did not file this contract as an exhibit to its most recent Quarterly Report on Form 10-Q since, pursuant to Item 601(b) of Regulation S-K, the Company concluded that it was not material to the Company and did not, among other things, provide for an acquisition of property, plant or equipment for a consideration exceeding 15% of the Company’s fixed assets on a consolidated basis.
Schedule 14A Filed April 8, 2009
4.	Please confirm in writing that you will comply with the following comments in all future filings. Provide us also with an example of the disclosure you intend to use. Please understand that after our review of your responses, we may raise additional comments.
     Response. On behalf of the Company, we confirm that the Company will comply with the following comments in all of its future filings. We have attached as Exhibit A to this letter an example of the additional disclosures we would have included in the Company’s proxy for its 2009 annual meeting (the “Proxy”) in response to the Staff’s comments.

Securities and Exchange Commission
August 14, 2009

General
5.	We note that you have included disclosure with regard to only three named executive officers instead of five, although it appears that you have seven executive officers. Please explain why you have only included three named executive officers.
     Response: The Board of Directors of the Company has determined that there are three “executive officers” of the Company, specifically, Mr. Hensler, who serves as principal executive officer of the registrant, Mr. Scherich, who serves as principal financial officer of the registrant, and Mr. Alavi, who serves as Vice President—Corporate Administration and General Counsel of the registrant. The Company considered designating Mr. Elwell, Mr. Totera, Mr. Janeck and Mr. Fox as “executive officers” of the Company under Rule 3b-7 under the Exchange Act and including disclosure with respect to them pursuant to Item 402(a)(3) of Regulation S-K but concluded that these individuals, who are employees of Horsehead Corporation, a subsidiary of the registrant, but not officers of the registrant, serve only managerial roles and none of them performed policy making functions for the registrant or was responsible for a principal business unit, division or function of the registrant during the fiscal year ended December 31, 2008. Messrs. Hensler, Scherich and Alavi, our named executive officers, perform all policy-making functions for the Company and are ultimately responsible for all of the Company’s principal business units, divisions and functions. The Company is closely managed at all levels and across all functions (including operations, sales and marketing, environmental, health and safety, and human resources) by our named executive officers, who are responsible for all key decisions (including with respect to hiring, compensation, strategy, budgeting and pricing, among others). Our key employees, as officers of our principal subsidiary, assist and support the named executive officers in implementing and executing these key decisions and policies, but do not have operational control of a business unit, division or function and do not perform a policy-making function for the registrant. Our key employees do not, among other things, have authority to enter into significant contracts, to make significant capital expenditures, to make significant staffing or hiring decisions, or to change strategic direction without the approval of the Company’s Chief Executive Officer or Chief Financial Officer. For these reasons, the Company has determined that these individuals do not constitute “executive officers” under Rule 3b-7 and have not been included as “named executive officers” under Item 402 of Regulation S-K. The Company intends to continue to assess its reporting obligations under Item 402 to ensure its continuing compliance with this item in future filings.
Compensation Discussion and Analysis, page 15
Annual Cash Bonus Incentives, page 17

Securities and Exchange Commission
August 14, 2009

6.	We note that you disclose and quantify your net income performance measure, and your performance against that measure. However, we note that you did not disclose the targets for all operational performance measures identified by your board of directors for each named executive officer, or the performance against such measures. Please revise to disclose all qualitative and quantitative performance measures and performance against those measures. See Items 402(b)(2)(v)-(vi) and Instruction 2 to Item 402(b) of Regulation S-K. To the extent that you believe that disclosure of the measures would result in competitive harm such that they could be excluded properly under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation supporting your conclusion. Please also note that to the extent disclosure of the measures would cause competitive harm, you are required to discuss how difficult it was or will be to achieve them. Please see Instruction 4 to Item 402(b) of Regulation S-K.
     Response. The Company has considered the Staff’s comment and the disclosure requirements of Item 402 of Regulation S-K, including Instruction 4 to Item 402(b) of Regulation S-K (“Instruction 4”), with respect to the specific items of corporate performance that are taken into account in setting compensation policies and making compensation decisions. The Company takes operational performance targets into account in determining amounts awarded pursuant to its annual cash incentive bonus plans and in determining vesting for its restricted stock unit grants. We refer to such performance objectives collectively as the “Operational Performance Targets.”
The Company has disclosed that under its annual cash incentive bonus plan, for each named executive officer, the substantial majority — 80% — of the annual cash bonus amount depended on the Company’s net income for the year, excluding amounts recorded as expenses in connection with the bonus plan. The Company has disclosed on page 18 of the Proxy the net income performance levels for 2008. The remaining 20% of the annual cash bonus amount for each executive depended on the achievement of Operational Performance Targets. The Company does not disclose Operational Performance Targets because of their inherent business sensitivity and the insight they would offer to competitors, customers, suppliers and vendors into the business plans and objectives of the Company. The specific business goals and the detailed information contained in the Operational Performance Targets relate to sales, production, profitability, recycling and safety targets.
The Company believes that the Operational Performance Targets constitute confidential business information, the disclosure of which would cause the Company substantial competitive harm. In addition, investors and the Company’s competitors, customers, suppliers and vendors are likely to view such disclosures as projections of future Company performance, providing them with information that could readily be used to cause the Company competitive harm and potentially confusing or misleading the market

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and stockholders. Given that these targets were set prior to the recent economic downturn, they no longer reflect the measures that the Company is likely to achieve.
Instruction 4 provides that registrants are not required to disclose target levels with respect to specific quantitative or qualitative performance-related factors, or any other factors or criteria involving confidential trade secrets or confidential commercial or financial information the disclosure of which would result in competitive harm for the registrant. Instruction 4 further provides that a registrant should use the standard that would apply when a registrant requests confidential treatment of confidential trade secrets or confidential commercial or financial information pursuant to Securities Act Rule 406 and Rule 24b-2 of the Exchange Act when determining whether disclosure would result in competitive harm to the registrant. Exemption 4 of the Freedom of Information Act and Rule 80(b)(4) thereunder set forth the applicable standards.
To the extent that a target level has been disclosed publicly a registrant cannot withhold disclosing the information. The test set forth in Exemption 4 has two principal parts. First, in order for the exemption to be available, information for which confidential treatment is sought must constitute “trade secrets” and/or “commercial or financial information.” See, e.g., Nat’l Parks and Conservation Ass’n v. Morton, 498 F.2d 765 (D.C. Cir. 1974). Examples of items generally regarded as commercial or financial information include: business sales statistics, technical designs, customer and supplier lists and information on financial condition. See Landfair v. United States Dep’t of the Army, 645 F. Supp. 325, 327 (D.C. Cir. 1986). Second, the information must be “privileged” or “confidential,” with the term “confidential” being interpreted by courts in accordance with uniform criteria. Under such criteria, commercial or financial information will be deemed “confidential” if disclosure thereof would be likely “to cause substantial harm to the competitive position of the person from whom the information was obtained.” Nat’l Parks and Conservation Ass’n v. Morton; see also Critical Mass Energy Report v. Nuclear Regulatory Comm’n, 975 F.2d 871 (D.C. Cir. 1992); McDonnell Douglas Corp. v. National Aeronautics & Space Admin., 180 F.3d 303, 306-07 (D.C. Cir. 1999) (court found that where information “would be to the competitor’s advantage . . . it follows that appellant will be competitively harmed by that disclosure,” and held such information to be confidential). Courts have been clear that it is not necessary to show actual competitive harm; actual competition and the likelihood of competitive harm is sufficient. See Gulf and Western Indus., Inc. v. United States, 615 F.2d 527, 530 (D.C. Cir. 1979). In National Parks & Conservation Assoc. v. Kleppe, 547 F.2d 673 (D.C. Cir. 1976) (“National Parks II”), the court held that with the disclosure of detailed financial records “the likelihood of substantial harm to [. . .] competitive positions to be virtually axiomatic.” 547 F.2d at 684. Other courts have indicated that financial information that provides insight into the future plans or operations of the party providing such information would cause substantial competitive injury if disclosed. See, e.g., Gilda Industries, Inc. v. United States Customs & Border Protection Bureau, 457 F. Supp. 2d 6 (Dist. D.C. 2006) (holding that information that is not harmful on its face but,

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when combined with publicly available information, could be used to damage future business opportunities is properly excluded under Exemption 4).
The Company is a producer of zinc and zinc-based products. The Company’s products are used in a wide variety of applications, including in the galvanizing of fabricated steel products and as components in rubber tires, alkaline batteries, paint, chemicals and pharmaceuticals. The Company also recycles electric arc furnace (“EAF”) dust, a hazardous waste produced by the steel mini-mill manufacturing process. The Company’s primary competitors are large, multinational zinc producers and its primary EAF dust recycling competitors are landfills and three North American based EAF dust recyclers.
The Company has disclosed in the Proxy what operational measures are included in the Operational Performance Targets. As disclosed in the proxy, the Operational Performance Targets for Messrs. Hensler and Alavi for 2008 were:
•	the frequency of incidents reportable under the regulations of the Occupational Safety and Health Administration (“OSHA”);

•	the tons of zinc and zinc equivalents produced by the Company during 2008;

•	the tons of EAF dust received by the Company for processing during 2008; and

•	the tons of zinc and zinc equivalents sold by the Company during 2008.
     As disclosed in the Proxy, the Operational Performance Targets for Mr. Scherich for 2008 were:
•	the amount of the Company’s accounts receivable that are 15 or more days overdue measured as a percentage of its revenue, weighted as 37.5% of the individual portion of the annual cash bonus amount, or 7.5% of the overall bonus amount;

•	the tons of zinc and zinc equivalents sold by the Company in 2008, weighted as 25% of the individual portion of the annual cash bonus amount, or 5% of the overall bonus amount; and

•	the number of days that the Company’s accounts payables were outstanding during 2008, weighted as 37.5% of the individual portion of the annual cash bonus amount, or 7.5% of the overall bonus amount.
The Company has considered the facts and circumstances and the applicable case law cited above and determined that the disclosure of the Operational Performance Targets upon which the named executive officers’ success will be measured would involve the disclosure of confidential business information. Such disclosure would give competitors, customers and third parties with whom the Company transacts business the ability to

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exploit such confidential business information and to put the Company and its executive officers at a significant commercial and competitive disadvantage; and thus hamper the management’s ability to create long-term stockholder value. Specifically, with respect to each of the Operational Performance Targets:
•	OSHA Recordable Frequency—These targets, which were intended by the Committee to provide incentives for the named executive officers to encourage and promote worker safety, could be viewed negatively by the Company’s union employees, representatives of whom have already raised a concern that incidents will not be reported by the Company because a portion of executive compensation is dependent on keeping the recordable number of incidents to a minimum. Disclosing these incidents would generally have a negative effect on the perception of the Company’s customers, suppliers and employees, since they may view having a “target” amount of incidents as though the Company finds a certain amount of OSHA recordable incidents to be acceptable. In addition, disclosing the Company’s target OSHA incidents could provide competitors insight into the amount of cost that the Company expects to incur with respect to these incidents.

•	Zinc (Equivalent) Production (tons) and Zinc (Equivalent) Sales (tons)—Disclosing these goals would allow the Company’s competitors to evaluate its projected capacity, from which they could assess its projected market share and potential pricing power. This information together with EAF dust receipts could be used by its competitors and buyers to gain insight into the Company’s proprietary pricing structure and its margins, which information would not otherwise be apparent to them. Since the Company primarily operates a commodity business, the ability to determine a competitor’s pricing power can be used by competitors to undercut the Company’s pricing and to compromise its competitive position. Customers could use this information together with other publicly available information to demand that it accept lower margins and reduce the prices at which the Company sells its products and services.

•	EAF Dust Receipts (tons)—In addition to the potential for harm discussed above, the Company believes that two of its recycling competitors are planning to add recycling capacity. These and other competitors could use this information to determine how they need to price their recycling services in order to take business away from the Company. Customers could also use this information to the Company’s detriment in price negotiations.

•	Accounts Receivable More than 15 Days Overdue and Days Payables Outstanding—This indicator can be misinterpreted by individual customers that the Company accepts a certain level of overdue receivables. In addition, customers and suppliers will have insight into terms provided to other customers and suppliers and

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August 14, 2009

may bargain for more favorable terms. Less favorable terms for the Company would result in reduced liquidity and profit opportunities for it.
Consequently, the Company did not disclose Operational Performance Targets for the annual cash incentive plan in the Proxy because disclosure would cause competitive harm to the Company within the meaning of Exemption 4 and consistent with the case law interpretations of competitive harm discussed above. We acknowledge that, in accordance with Instruction 4 and Staff guidance, if a company concludes that there is a sufficient basis to omit performance target disclosure because it determines that disclosure would result in competitive harm, then disclosure regarding the degree of difficulty associated with achievement or non-achievement of the omitted performance objective is mandatory. In future filings, the Company will, as it did in the Proxy, describe the nature of the Operational Performance Targets (or such other applicable targets from time to time used by the Company) and will discuss the likelihood or difficulty of achieving those targets. The Company intends to continue to specifically disclose and quantify its historical financial performance targets, as it did in the Proxy, where disclosure of the targets is not expected to result in competitive harm. In future circumstances in which such disclosure would be expected to result in competitive harm, the Company will provide a supplemental explanation as to why and will disclose the likelihood or difficulty in achieving those targets.
Long-Term Incentive Awards, page 18
7.	We note your disclosure with regard to performance-vesting restricted stock units (RSUs). You describe the performance measures for these RSUs, but you do not quantify the measures at the Threshold, Target and Distinguished levels. Please revise to disclose all qualitative and quantitative performance measures. See Items 402(b)(2)(v)-(vi) and Instruction 2 to Item 402(b) of Regulation S-K. To the extent that you believe that disclosure of the measures would result in competitive harm such that they could be excluded properly under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation supporting your conclusion. Please see Instruction 4 to Item 402(b) of Regulation S-K.
     Response. We refer you to the discussion of Operational Performance Targets discussed in the response to #6 above. In addition to Operational Performance Targets used in the annual incentive bonus plan, the Company uses Operational Performance Targets to set vesting criteria for long-term equity compensation under its Long-Term Equity Incentive Plan. In 2008, the Committee granted restricted stock units to named executive officers, 50% of which are time-vesting awards and 50% of which are performance vesting awards. Within each grant of performance-vesting RSUs, one third of the RSUs are allocated to each of the following three measures:

Securities and Exchange Commission
August 14, 2009

•	The number of tons of EAF dust processed by the us during the three-year period January 1, 2008 to December 31, 2010;

•	The number of tons of zinc equivalent shipments by made by the Company from its Monaca facility during the same three-year period; and

•	The Company’s average conversion cost per ton of zinc equivalent for the two-year period beginning January 1, 2009 and ending December 31, 2010.
The Company believes it would suffer substantial competitive harm if it were required to disclose these targets, particularly in light of the fact that the performance periods for these Operational Performance Targets have not yet expired. These targets are based upon the Company’s long-term plans, estimates and budgets, none of which are publicly disclosed. In addition to the negative impact of disclosing Operational Performance Targets that are historical in nature, disclosing Operational Performance Targets for current and future periods would clearly provide the Company’s competitors, customers, suppliers and vendors with valuable information concerning its expected sales, costs and margins. Specifically, with respect to each of the Operational Performance Targets under the Long-Term Equity Incentive Plan awards:
•	Tons of Zinc Equivalents Shipped—Disclosing the Company’s targets for future years would allow its competitors to evaluate anticipated changes in or objectives for its production capacity, from which they could assess the market share the Company expects to maintain or achieve. Visibility into market share could give competitors insight into the Company’s expected pricing if it projects changes in market share that deviate from expected overall market trends. Since the Company primarily operates in a commodity business, the ability to determine a competitor’s pricing strategy could readily be used by other competitors to undercut its pricing. In addition, customers could use this information together with other publicly available information to determine the average prices the Company expects its customers to pay.

•	Tons of EAF Dust Processed—In addition to the potential for harm discussed above, we expect, as noted above, that two of the Company’s recycling competitors are expecting to add recycling capacity. These and other competitors could use this information to determine how they need to price their recycling services in order to take business away from the Company. Customers could also use this information to the Company’s detriment in pricing negotiations.

•	Average Conversion Cost per ton—Disclosing conversion cost targets would enable competitors, suppliers, vendors and customers to estimate the margins we expect to achieve in future periods, which could readily provide them with an

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advantage and additional leverage in pricing negotiations. Competitors would also gain insight into any capital improvements the Company expect to make, and could tailor their business plans accordingly. We expect that analysts may not understand the meaning of this metric, which is a complex blend of conversion cost data for both the Company’s zinc production and recycling operations, which could easily lead to confusion as to how the Company should be valued.
Customers may also use the Operational Performance Targets for negotiation leverage against the Company’s officers if they know the metrics by which the Company’s officers are being compensated. While the targets for 2008 were substantially based upon the Company’s confidential budget for that year, the targets for 2009 and 2010 were, at the time they were established, more “rough estimates” that may or may not be consistent with the annual budgets for those years when established. In fact, because these targets were established in early 2008, prior to the current downturn in the zinc market, they no longer represent likely operational performance scenarios for the Company, and could serve to confuse investors and analysts.

The Company has never provided, and does not intend in the future to provide, guidance to the public regarding either targets or ranges of operational performance measures for future periods. The Company’s long-term plans may take into account a variety of possible events which could occur during that period, including acquisitions, dispositions, new capital projects, new contracts or renewals or expirations of existing contracts, new financings and business plans, as well as the Company’s expectations for the profitability of its operations and the state of the overall zinc market. All of these expectations and general plans are incorporated to varying degrees in the Operational Performance Targets, and disclosing the specific performance for future periods would relay to the Company’s competitors, customers and other third parties important non-public information about the Company’s expected cash position, operating performance and business plans for future periods. All of these factors could lead to the Company’s competitive position being seriously compromised.

It is because of the relevance and relationship of the future period Operational Performance Targets to the Company’s long-term business strategy that such measures have been used in the Company’s compensation process with respect to a portion of the Company’s equity-based awards; the disclosure of which could reveal confidential business information to the significant detriment of the Company. Accordingly, consistent with applicable case law cited above, where the release of confidential information would provide competitors, customers and other third parties with substantial insight into the Company’s business, likely exposing weaknesses or positions that competitors, customers, vendors and suppliers could exploit, the Company respectfully submits that it has satisfied its obligation of demonstrating a likelihood of substantial competitive injury.

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In sum, the Company believes that the Operational Performance Targets for its RSUs are confidential information which, if disclosed, would cause it significant competitive harm, particularly in light of their prospective, forward looking nature. In addition, the Company believes that disclosure of the Operational Performance Targets could mislead analysts and investors, since they no longer represent the Company’s likely performance during the period covered thereby. While the Company respectfully submits that it should not be required to disclose the Operational Performance Targets for all of the reasons set forth above, it will continue to disclose the likelihood and difficulty of attaining the RSU Operational Performance Targets, similar to its disclosure in the last paragraph of page 19 of the Proxy, in accordance with the requirements of Instruction 4.
8.	Please disclose how you determined the number of restricted stock units granted to each named executive officer in 2008. See Item 402(b)(1)(v) of Regulation S-K.
     Response. We have included disclosure in Exhibit A-1 that discusses how the Company determined the number of RSUs granted to each named executive officer in 2008, and will include comparable disclosure in future filings where appropriate.
Grants of Plan-Based Awards, page 24
9.	Please provide the disclosure required by Item 402(d) of Regulation S-K with respect to your annual cash bonus incentive awards granted in 2008.
     Response. We have included a revised Grant of Plan-Based Awards table in Exhibit A-2 that provides disclosure regarding the Company’s 2008 annual cash based incentive award grants, and will include comparable disclosure in future filings where appropriate.
Compensation of Directors, page 26
10.	Please disclose how you determined the number of restricted stock units granted to each director in 2008.
     Response. We have included disclosure in Exhibit A-3 that discusses how the Company determined the number of RSUs granted to each director in 2008, and will include comparable disclosure in future filings where appropriate.
11.	For each director, please disclose by footnote to the appropriate column in your director compensation table the grant date fair value of the restricted stock units granted in 2008. See Instruction to Item 402(k)(2)(iii) and (iv) of Regulation S-K.

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August 14, 2009

     Response. We have included disclosure in Exhibit A-4 that discusses the grant date fair value of the RSUs granted to our directors in 2008, and will include comparable disclosure in future filings where appropriate.
* * * * *

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          The Company will furnish a letter at the time it requests acceleration of the effective date of the registration statement acknowledging the statements set forth in the Staff’s comment letter.
          We hope that the foregoing has been responsive to the Staff’s comments. Please do not hesitate to contact me at the number above with any further questions or comments regarding this filing.

Sincerely,
/s/ James S. Rowe
James S. Rowe

cc: Robert D. Scherich
Horsehead Holding Corp.

EXHIBIT A
Exhibit A-1
The following disclosure would replace the last sentence of the carryover paragraph on page 19 of the Proxy:
In determining the number of RSUs to be granted to an executive, we take into account the individual’s position, scope of responsibility, ability to affect profits and stockholder value, the individual’s historic and recent performance and the value of stock options and RSUs in relation to other elements of the individual executive’s total compensation. Awards for 2008 were based on a market analysis performed by Buck Consultants, which reviewed the total compensation provided to executive officers of the peer group of companies identified above in “—Overview,” and the portion of that compensation that consisted of long-term incentive compensation. We awarded RSUs in amounts that, with superior performance, would permit our executives to approach the top quartile of total compensation as provided by the peer group to their executive officers. In 2008, the number of RSUs awarded was calculated by dividing the value of the award for each recipient by $16.00 per RSU (approximating the two-month average price per share of our common stock as of January 2008). The number of RSUs awarded was evenly divided between time-vested RSUs and performance-vested RSUs. In 2008, the RSU award value for each of Messrs. Hensler, Scherich and Alavi was $1,000,000, $400,000 and $200,000, respectively. The 2008 awards to the chief executive officer and his direct reports were approximately 53% and 52%, respectively, of their total compensation for 2008 at target and were consistent with the percentages of the Company’s peer group. The awards were consistent with the recommendations made by Buck Consultants and considered and approved by the compensation committee of the board.

A-1

Exhibit A-2
The following table would replace the Grant of Plan-Based Awards table on page 24 of the Proxy:

								All Other	All Other		Grant
								Stock	Option	Exercise	Date Fair
		Estimated Future Payouts			Estimated Future Payouts			Awards:	Awards:	or Base	Value of
		Under Non-Equity Incentive			Under Equity Incentive			Number of	Number of	Price of	Stock and
		Plan Awards			Plan Awards			Shares of	Securities	Option	Option
		Threshold	Target	Maximum	Threshold	Target	Maximum	Stock or	Underlying	Awards	Awards
Name	Grant Date	($)	($)	($)	(#)	(#)	(#)	Units (#)	Options (#)	($/sh)(1)	($)(2)(5)
James M. Hensler	January 15, 2008	192,000	384,000	768,000	—	—	—	—	—	—	—
	April 3, 2008(3)	—	—	—	—	—	—	31,250	—	—	$382,813
	April 3, 2008(4)	—	—	—	7,812	31,250	62,500	—	—	—	765,626
Robert D. Scherich	January 15, 2008	65,625	131,250	262,500	—	—	—	—	—	—	—
	April 3, 2008(3)	—	—	—	—	—	—	12,500	—	—	153,125
	April 3, 2008(4)	—	—	—	3,125	12,500	25,000	—	—	—	306,250
Ali Alavi	January 15, 2008	24,000	48,000	96,000	—	—	—	—	—	—	—
	April 3, 2008(3)	—	—	—	—	—	—	6,250	—	—	76,562
	April 3, 2008(4)	—	—	—	1,562	6,250	12,500	—	—	—	153,125

(1)	Upon vesting of each RSU, the individual is entitled to receive one share of common stock for each vested RSU; no exercise or payment of exercise price is required.

(2)	Represents the full grant date fair value of each individual equity award (on a grant-by-grant basis) as computed under SFAS 123R.

(3)	Represents time-vesting RSUs granted under our 2006 Long-Term Equity Incentive Plan, as more fully described in “Compensation Discussion and Analysis — Elements of Compensation — Long-Term Awards.”

(4)	Represents performance-vesting RSUs granted under our 2006 Long-Term Equity Incentive Plan, as more fully described in “Compensation Discussion and Analysis — Elements of Compensation — Long-Term Awards.”

(5)	The grant date fair value reported for performance-vesting RSUs was determined based on maximum performance.
Exhibit A-3
     The following disclosure would be placed in the carryover paragraph on page 27 of the Proxy, immediately preceding the penultimate sentence.
In determining the number of RSUs to be granted to a director, we take into account the director’s position on the board and scope of responsibility and the value of RSUs in relation to other elements of the director’s total direct compensation. Awards for 2008 were based on a

A-2

market analysis performed by Buck Consultants, which reviewed the total direct compensation provided to directors of the peer group of companies identified above in “—Overview.” The analysis revealed that the total direct compensation was below the market median of the peer group. In order to address the gap and to provide an incentive to create market value beyond the then-current market valuation of the Company, Buck Consultants recommended and the compensation committee of the board considered and approved a front-loaded grant of 14,365 RSUs in 2008 to each director with little or no additional RSUs to be granted in 2009 and 2010 to more immediately align director interests with those of the stockholders. The value of the award was estimated to be approximately equal to the market median board compensation less current cash compensation, multiplied by three to reflect a three-year front-loaded award. The number of shares attributable to the RSU grants was determined by using the closing share price on the date of award. One-third of the front-loaded RSUs will vest on the first anniversary of the award, one-third on the second anniversary of the award, and one-third on the third anniversary of the award.
Exhibit A-4
The following disclosure would be added as the second sentence in footnote 1 to the director compensation table on page 27 of the Proxy.
Shown is the expense recognized in our 2008 financial statements in accordance with Statement of Financial Accounting Standard (SFAS) 123(R) for all outstanding awards relating to the named individual. In accordance with SEC rules, no estimates were made for forfeitures in calculating these amounts. For each director, the grant date fair value of the restricted stock units granted to him in 2008 was $209,729 based on a closing price of $14.60 per share of our common stock on the grant date.

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